Suite 1919, 45 Rockefeller Plaza

630 Fifth Avenue

New York, NY 10111, USA

T: (1-737) 215-8491

F: (1-917) 672-3642

VIA EDGAR

November 15, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Cheryl Brown, Liz Packebusch

Re:	Intercont (Cayman) Limited

Amendment No.1 to Registration Statement on Form F-1

Filed on October 21, 2024

CIK No. 0002018529

Ladies and Gentlemen:

On behalf of our client, Intercont (Cayman) Limited (the “Company”), a company incorporated in the Cayman Islands, we are submitting to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 4, 2024 (the “Comment Letter”) on the Company’s Amendment No.1 to Registration Statement on Form F-1 filed on October 21, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR the Amendment No.2 to Registration Statement (the “Revised Registration Statement”). The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. For ease of reference, each comment contained in the Comment Letter is printed below in bold, followed by the Company’s responses to such comment. All page references in the responses set forth below refer to the page numbers in the Revised Registration Statement.

Cover Page

1.	Please provide to us your calculation of the increase in net tangible book value, increase in net tangible book value per share, pro forma net tangible book value, and pro forma net tangible book value per share.

In response to the Staff’s comment, the Company has provided the required calculations in the tables displayed below.

Net tangible Assets

	June 30, 2024
	Actual	Pro-forma Adjustment (1)	Pro forma
	$	$	$
Total Assets	$65,147,487	$26,417,835	$91,277,487
		(287,835)

Less: total liability	(54,214,684)	-	(54,214,684)
Less: deferred IPO cost	(287,835)	287,835	-
Total net tangible assets	$10,644,968		$37,062,803
The number of outstanding ordinary shares	25,000,001	3,700,000	28,700,001
Net tangible book value per share	$0.43		$1.29

Assumed offering price			$8.00
Less Pro-forma net tangible assets per share			$(1.29)
Dilution in net tangible book value per share to IPO investors			$6.71

Pro-forma net tangible assets per share			$1.29
Less: Net tangible book value per share before offering			$(0.43)
Increase in net tangible book value per share			$0.86

Note -1 Offering information

Assumed offering shares	3,700,000
Assumed offering share price	$8.00
Gross proceeds	$29,600,000

Expenses
Underwriting Commission (7%)	$2,072,000
Underwriting accountable expense	$250,000
Underwriting non-accountable expense (0.5%)	$148,000
Other expenses related to this offering	$1,000,000
Less: deferred IPO cost paid by June 30, 2024	$(287,835)
Subtotal	3,182,165

Net proceeds	$26,417,835

The pro-forma adjustments reflect (i) net proceeds of $ $26,417,835 from a sale of 3,700,000 shares at an assumed initial public offering price of $8.00 per share the midpoint of the estimated price range set forth on the cover page of the prospectus, and to reflect the application of the proceeds after deducting the estimated underwriting discounts and estimated offering expenses payable by us. and (ii) deferred IPO cost of $287,835 as of June 30, 2024 is subsequently reclassified to additional paid in capital at the time of consummation of IPO.

If you have any questions regarding this submission, please contact Lan Lou at (917) 661-8175 or loul@junhe.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ Lan Lou
Lan Lou
Partner
Jun He Law Offices LLC

cc:

Muchun Zhu, Chairman of the Board and Chief Executive Officer, Intercont (Cayman) Limited

Michael Burke, Partner, UHY LLP

Jason Ye, Ortoli Rosenstadt LLP

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